UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

LIBERATOR MEDICAL HOLDINGS, INC.

________________________________________________________________________

(Name of Issuer)

Common Stock, $.001 par value

________________________________________________________________________

(Title of Class of Securities)

53012L 10 8

________________________________________________________________________

(CUSIP Number)

Mark A. Libratore, 2979 SE Gran Park Way, Stuart, Florida 34997

(561) 287-2414

________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2007

________________________________________________________________________

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark A. Libratore ______________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ______________________________________________________________
3	SEC USE ONLY ______________________________________________________________
4	SOURCE OF FUNDS OO ______________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ______________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA ______________________________________________________________
	7	SOLE VOTING POWER 16,350,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,350,000
	10	SHARED DISPOSITIVE POWER 0 _______________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,350,000 ______________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ______________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.57% ______________________________________________________________
14	TYPE OF REPORTING PERSON IN ______________________________________________________________

Item 1.

Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Liberator Medical Holdings, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 2979 SE Gran Park Way, Stuart, Florida 34997.  At present, there are 30,519,862 issued and outstanding shares of the Issuer’s Common Stock.

Item 2.

Identity and Background.

a.

The name of the Reporting Person is Mark A. Libratore.

b.

The residence address of Mr. Libratore is 2051 SE Riverside Road, Stuart, Florida  34996.

c.

The present principal occupation of Mr. Libratore is President and Chief Executive Officer of the Issuer.  The  principal business of the Issuer is the medical supply business and its principal address is 2979 SE Gran Park Way,  Stuart, Florida 34997.

d.

During the past five years, Mr. Libratore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the past five years, Mr. Libratore  has not been a party to  a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.

Mr. Libratore is an American citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

The source and amount of other consideration used in making the purchases reported on this statement are Mr. Libratore's 16,350,000 shares of common stock, no par value, of Liberator Medical Supply, Inc., a Florida corporation ("Liberator"), which were exchanged for shares of the Issuer.

Pursuant to an Agreement and Plan of Merger, dated as of June 18, 2007 (the “Merger Agreement”), among Liberator, the Issuer and Cardiff Merger, Inc., a Florida corporation, Mr. Libratore was issued all 16,350,000 shares of common stock of the Issuer.  As a result of the Merger Agreement, Mr. Libratore acquired 16,350,000 shares of Common Stock of the Issuer, representing 53.57% of the outstanding shares of Common Stock, and he became its President and Chief Executive Officer and a member of its Board of Directors.  Also, as a result of the Merger Agreement, Liberator became a wholly-owned subsidiary of the Issuer.

Item 4.

Purpose of Transaction.

The purpose of the merger was to effect an extraordinary corporate transaction with the Issuer, pursuant to which Liberator would become a wholly-owned subsidiary of the Issuer, and Mr. Libratore would become the Issuer's controlling shareholder, President, Chief Executive Officer, and a member of its Board of Directors.   The Issuer believes that opportunities to finance the growth of Liberator may be more readily available now that the once privately-owned Liberator is now a subsidiary of a company, the common stock of which is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 5.

Interest in Securities of the Issuer.

a.

At present, the Issuer has issued and outstanding 30,519,862 shares of Common Stock, of which Mr. Libratore  is presently the record owner of 16,350,000 shares.  Mr. Libratore is not part of a group within the meaning of Section 13(d)(3) of the Act.

b.

The following table indicates the number of shares as to which Mr. Libratore has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Sole Voting Power

Name of Person

Number of Shares

Percent Outstanding

Mark A. Libratore

16,350,000

53.57%

Shared Voting Power

Name of Person

Number of Shares

Percent Outstanding

Mark A. Libratore

0

0

Sole Dispositive Power

Name of Person

Number of Shares

Percent Outstanding

Mark A. Libratore

16,350,000

53.57%

Shared Dispositive Power

Name of Person

Number of Shares

Percent Outstanding

Mark A. Libratore

0

0%

c.

Not applicable.

d.

None.

e.

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

7.1

Articles of Merger dated June 20, 2007.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2007	/s/ Mark A. Libratore
Date	Mark A. Libratore